

17016656

SEC Mail Processing Section
MAR 1 5 2017
Washington DC
414

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69271

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABD Retirement Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Sansome Street, Suite 300
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Call — 415-483-7763
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200	Walnut Creek	CA	94596
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Call, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABD Retirement Services, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

Signature

President



JURAT
State of California
County of San Francisco
Subscribed and sworn to (or affirmed) before me on
this 8th day of MARCH, 2017,
by CHRISTOPHER JAMES CALL
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.
Notary Signature
ANTONIO LOCATELLI
Commission # 2138154
Notary Public - California
San Francisco County
My Comm. Expires Jan 18, 2020

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABD RETIREMENT SERVICES, INC.

TABLE OF CONTENTS

December 31, 2016

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Shareholder of
ABD Retirement Services, Inc.

We have audited the accompanying statement of financial condition of ABD Retirement Services, Inc. (the "Company") as of December 31, 2016, and the related statements of income, expense, and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ABD Retirement Services, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.



Walnut Creek, California
March 13, 2017

ABD RETIREMENT SERVICES, INC.

Statement of Financial Condition

December 31, 2016

ASSETS

Cash and cash equivalents	$	987,216
Accounts receivable		874,338
Prepaid expenses		713
Total assets	$	1,862,267

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	13,699
Due to shareholder		322,877
Total liabilities		336,576
Shareholder's equity:		
Common shares (no par value, 1,000 shares authorized, issued, and outstanding)		25,000
Retained earnings		1,500,691
Total shareholder's equity		1,525,691
	$	1,862,267

See accompanying notes

ABD RETIREMENT SERVICES, INC.

Statement of Income, Expense and Retained Earnings

For the Year Ended December 31, 2016

Revenue:		
Commissions and fees	$	3,591,024
Total Revenue		3,591,024
Operating expenses:		
Professional fees		75,579
Regulatory fees		22,144
Other operating expenses		55
Total operating expenses		97,778
Income before provision for income taxes		3,493,246
Provision for income taxes:		
State income taxes		52,399
Net income		3,440,847
Retained earnings, beginning of year		899,844
Distributions		(2,840,000)
Retained earnings, end of year	$	1,500,691

See accompanying notes

ABD RETIREMENT SERVICES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2016

Cash flows from operating activities:		
Net income	$	3,440,847
Changes in operating assets and liabilities:		
Accounts receivable		(225,987)
Prepaid expenses		(689)
Accounts payable and accrued liabilities		(18,802)
Due to shareholder		272,199
Net cash provided by operating activities		3,467,568
Cash flows from financing activities:		
Distributions		(2,840,000)
Net increase in cash and cash equivalents		627,568
Cash and cash equivalents, beginning of year		359,648
Cash and cash equivalents, end of year	$	987,216

See accompanying notes

ABD RETIREMENT SERVICES, INC.

Notes to Financial Statements

December 31, 2016

Note 1 - Organization and operations:

ABD Retirement Services, Inc. (the "Company") was incorporated in 2012 under the laws of the state of California. The Company is wholly owned by ABD Insurance and Financial Services, Inc. (the "Shareholder"). The Company maintains its headquarters in the San Francisco Bay Area and operates throughout the United States of America. The Company is a securities broker dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in April 2014. The Company provides advisory services to companies and their retirement plans and investments on a fee basis and receives referral commissions from investment brokerage firms.

Note 2 - Summary of significant accounting policies:

Cash and cash equivalents - The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts receivable - Accounts receivable represents estimated amounts due from investment brokerage companies and fee based clients for commissions and fees earned based on contractual terms but not yet collected. Management reviews accounts receivable for potential collection risks and sets up an allowance for doubtful accounts if collection of a receivable becomes unlikely. The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided.

Commissions and fees - The Company generates revenue by receiving commissions from various investment brokerages. The Company recognizes revenue in accordance with the terms and conditions specified in its commission agreements with the brokerages. The Company generates fees by providing retirement plan and retirement investment advisory services to companies. The Company recognizes revenue in accordance with the terms and conditions specified in its engagement letters with each of its clients. Revenues are recognized when earned either by fee contract or over the service period or on a trade date basis.

Use of estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

ABD RETIREMENT SERVICES, INC.

Notes to Financial Statements

December 31, 2016

Note 2 - Summary of significant accounting policies (continued):

Fair value of financial instruments - Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Income taxes - The Company is a Qualified Sub-chapter S Corporation and is disregarded for income tax purposes and income taxes are paid at the individual shareholder level. Accordingly, the Company makes no provision for federal income taxes. The Company files consolidated income tax returns with its Shareholder, also a Qualified Sub-chapter S Corporation, and computes income taxes as though it is filing on a standalone basis. California S Corporation income taxes resulting from the Company's taxable income are calculated based on 1.5% of the Company's taxable income. The amount of California income tax payable is included in due to shareholder on the balance sheet. Deferred income taxes are considered for the tax consequences in future years resulting from differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on currently enacted tax laws and statutory tax rates. Deferred taxes are immaterial.

The Company evaluates its tax positions for any potential uncertain tax positions. If applicable, the Company accrues for those positions identified which are not deemed more likely than not to be sustained if challenged and recognizes interest and penalties on any unrecognized tax benefits as a component of the provision for income taxes.

The federal and California income tax returns of the Company's Shareholder remain subject to examination from the filing date to the specific governmental agency statute of limitations. All tax returns filed since the Company's formation are subject to examination. The Company did not have any non-recognized tax positions as of December 31, 2016, and has not accrued interest or penalties related to uncertain tax positions.

Subsequent events - The Company has evaluated subsequent events through March 13, 2017, the date which the financial statements were issued.

Note 3 - Net capital requirements:

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-l) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2016, the Company's net capital was $650,640 which exceeded the requirement by $628,202.

ABD RETIREMENT SERVICES, INC.

Notes to Financial Statements

December 31, 2016

Note 4 - Risk concentrations:

For the year ending December 31, 2016, approximately 28% of commissions and fees were earned from one investment brokerage. At December 31, 2016, approximately 27% of accounts receivable was due from this investment brokerage.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. The Company places its cash and cash equivalent deposits with high quality financial institutions in the United States of America. Cash balances are in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

Note 5 - Related party transactions:

The Company has an expense sharing agreement with the Shareholder. The Shareholder provides office space and pays most overhead expenses for the Company. The Company has no obligation to reimburse or compensate the Shareholder. The Company's results of operations and financial position would differ significantly if the entities were autonomous.

At December 31, 2016, $322,877 was due to the Shareholder for regulatory operating expenses and the Company's allocation of California income taxes that were paid or incurred by the Shareholder to be reimbursed by the Company.

SUPPLEMENTAL INFORMATION

ABD RETIREMENT SERVICES, INC.

Supplemental Schedules
December 31, 2016
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2016

Total shareholder's equity	$	1,525,691
Less: Non-allowable assets		
Accounts receivable		874,338
Prepaid expenses		713
Total non-allowable assets		875,051
Net capital		650,640
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $336,576 or $5,000, whichever is greater		22,438
Excess net capital	$	628,202

Reconciliation with Company's Net Capital Computation (Included in Part II of the Amended Form X-17A-5 as of December 31, 2016)

There were no material differences noted in the Company's net capital computation at December 31, 2016.

See accompanying notes

ABD RETIREMENT SERVICES, INC.

Supplemental Schedules
December 31, 2016
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2016

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15-c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2016

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

See accompanying notes

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Shareholder of
ABD Retirement Services, Inc.

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) ABD Retirement Services, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Walnut Creek, California
March 13, 2017



March 13, 2017

SEA 15c3-3 Exemption Report

I, Chris Call, President of ABD Retirement Services, Inc. (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption to SEA §240.15c3-3;
2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2016 without exception; and
3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Respectfully submitted,


DocuSigned by:
Chris Call
5F60C7E29F574F3...

3/13/2017

Chris Call
President, ABD Retirement Services, Inc.